UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2012

COMMISSION FILE NUMBER: 001-35035

Velti plc

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

First Floor, 28-32 Pembroke Street Upper

Dublin 2, Republic of Ireland

Attn: Alex Moukas, Chief Executive Officer

353 (0) 1234 2676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Entry into a Material Definitive Agreement

On August 10, 2012, Velti plc (the “Company”) entered into a Credit Agreement (the “Credit Agreement”) among the Company, Velti Inc., Mobile Interactive Group Limited and Velti Mobile Platforms Limited, as Borrowers, HSBC Bank plc, HSBC Bank USA, National Association and the lenders from time to time party thereto (the “Lenders”) and HSBC Bank USA, National Association, as Administrative Agent.

The Credit Agreement provides for a US$50.0 million multi-currency senior revolving credit facility (the “Revolving Credit Facility”). The Company may request borrowings under the Revolving Credit Facility until August 10, 2015 (the “Maturity Date”). The Credit Agreement also contains an expansion option permitting the Company, subject to certain requirements, to arrange with existing or new Lenders for up to an aggregate of US$50.0 million in additional revolving loans. The Company may use the proceeds of the loans made under the Credit Agreement for working capital and general corporate purposes.

The obligations under the Credit Agreement are guaranteed by certain wholly-owned material subsidiaries of the Company (the “Guarantors”) and secured by a security interest in substantially all assets of the Company, the assets of the Guarantors and equity interests in certain of the Guarantors.

The loans under the Revolving Credit Facility will bear interest at the LIBOR rate plus a spread ranging from 2.25% to 2.75% or an adjusted base rate plus a spread ranging from 1.25% to 1.75%. The spread shall be dependent upon the Company’s leverage ratio, as calculated according to the terms of the Credit Agreement. The Company is also obligated to pay other customary fees, including any arrangement fees, commitment fees and administration fees, for a credit facility of this size and type.

All outstanding loans under the Revolving Credit Facility, together with all accrued and unpaid interest, are due on the Maturity Date. The Company may prepay the loans and terminate the commitments, in whole or in part, at any time without premium or penalty.

The Credit Agreement contains customary negative and affirmative covenants, including but not limited to, covenants that limit or restrict the Company’s and its subsidiaries’ ability to grant liens, incur indebtedness, make investments, enter into acquisitions, merge or consolidate, dispose of assets, pay dividends or make distributions and enter into certain transactions with affiliates, in each case subject to customary exceptions for a Credit Agreement of this size and type. The Company is also required to maintain: i) a minimum fixed charge coverage ratio; ii) a maximum total leverage ratio; iii) a minimum liquidity ratio; iv) performance to plan; and v) a minimum asset coverage ratio.

The Credit Agreement contains customary events of default, the occurrence of which could result in the acceleration of all outstanding obligations under the Credit Agreement.

The foregoing description is qualified in its entirety by reference to the Credit Agreement, which is attached as Exhibit 99.1, to this Form 6-K and is incorporated herein by reference.

Termination of a Material Definitive Agreement

In connection with the execution of the Credit Agreement described herein, the Loan Agreement between Velti Software Products and Related Products and Services S.A. and Black Sea Trade and Development Bank dated August 31, 2010 (the “Black Sea Agreement”), was terminated effective August 10, 2012, and all amounts outstanding under that agreement, including the outstanding principal balance, accrued interest and fees, were paid in full.  A description of the material terms of the Black Sea Agreement can be found in our Registration Statement on Form F-1/A as filed by the Company with the Securities Exchange Commission (“SEC”) on October 18, 2010 and our Annual Report on Form 20-F as filed by the Company with the SEC on April 26, 2012, and such descriptions are incorporated herein by reference.

Information Contained in this Form 6-K Report

The information in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBITS

Exhibit Number	Description

99.1

Credit Agreement dated as of August 10, 2012 among Velti Inc., Velti plc, Mobile Interactive Group Limited and Velti Mobile Platforms Limited as Borrowers, HSBC Bank plc, HSBC Bank USA, National Association and the lenders from time to time party thereto, and HSBC Bank USA, National Association, as Administrative Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

	By:	/s/ Sally J. Rau
	Name:	Sally J. Rau

	Title:	Chief Administrative Officer and General Counsel

Date: August 16, 2012